UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                             Alliance Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                           01852J-10-5
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                                 (CUSIP Number)
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                February 11, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


THIS STATEMENT CONTAINS TEN (10) PAGES AND THE EXHIBIT INDEX IS ON PAGE SIX (6).

SCHEDULE 13D
----------------------------------------                 --------------------
CUSIP NO.  01852J-10-5                                   Page 2 of 10 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    (formerly known as DIERBERG FOUR, L.P.)
                    43-1521079
---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*            (a)
                                                                       (b) X

---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------
---------- SOURCE OF FUNDS*

           Not Applicable (Merger of Issuer)
---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
---------- ------------------------------------------------------------------
------------------- -------- ------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 289,793
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             289,793
    REPORTING
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
---------- ------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           289,793
---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
---------- ------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.4%
---------- ------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

                    IV, PN
---------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on July 15, 1992 to report ownership of shares of the Common Stock, par value $0.01 per share, (the "Common Stock") of Alliance Bancorp, Inc. ("Alliance") whose principal executive offices are located at One Grant Square, Hinsdale, Illinois, formerly known as Hinsdale Financial Corporation ("Hinsdale"), is hereby amended.

         On February 10, 1997, Hinsdale announced its merger with Liberty Bancorp, Inc. ("Liberty"), effective at the close of business, with the resulting company operating under the name of Alliance (the "Merger"). This amendment is being filed to report a decrease in the ownership percentage of the outstanding shares of the Common Stock as a result of the Merger.


Item 2. Identity and Background

         This statement is filed by Investors of America, Limited Partnership, a Nevada limited partnership ("Investors"), formerly known as Dierberg Four, L.P. The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and) and Mary W. Dierberg (Secretary, Treasurer and Director).

         The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

         The aggregate price of the 271,875 shares of Hinsdale was $2,721,809 purchased by Investors with cash from its investment funds and funds drawn under a pre-existing line of credit as described in its Schedule 13D of July 1992. The aggregate price of the 17,000 shares of Liberty was $414,375 purchased by Investors on December 4, 1996 and December 11, 1996 with investment funds and resources pursuant to a margin account held at Stifel, Nicolaus & Company Incorporated. Pursuant to the Merger, 271,875 shares of Hinsdale were exchanged for 271,875 shares of Alliance and 17,000 shares of Liberty were exchanged for 17,918 shares of Alliance.

Item 4. Purpose of Transaction

         The shares of Common Stock covered by this statement are being held for investment purposes. Investors has the following plans with respect to the Common Stock:

         (a) Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals are required.

         (b-j)  None


Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 5,333,998 shares outstanding at March 17, 1997, as indicated by Mr. Richard A. Hojnicki, Executive Vice President and Chief Financial Officer of Alliance. As of the close of business on March 20, 1997, Investors beneficially owned 289,793 shares of Common Stock, or approximately 5.43% of such number of shares.

         (b) Investors beneficially owns 289,793 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) There were no transactions in the shares of Common Stock effected by Investors during the past sixty days.

          (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Investors is under the control of James F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.


Item 7. Material to Be Filed as Exhibits

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            INVESTORS OF AMERICA,
                                            LIMITED PARTNERSHIP


Date:  March 21, 1997                       By:_______________________________
      ----------------
                                             James F. Dierberg, President of
                                             First Securities America, Inc.,
                                             General Partner

                                  EXHIBIT INDEX




Exhibit No.                                                            Page No.

Exhibit 2A                                                                7

Exhibit 2B                                                                8

Exhibit 2C                                                                9

Exhibit 2D                                                                10

                                   Exhibit 2A


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:                Nevada


Principal Business:                                  Investment in real estate
                                                     and stocks


Address of Principal Business:                       39 Glen Eagles Drive
                                                     St. Louis, Missouri 63124


Address of Principal Office:                         39 Glen Eagles Drive
                                                     St. Louis, Missouri 63124


Criminal Proceedings During Last 5 Years:            None


Civil Proceedings During Last 5 Years:               None




















                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited
 Partnership)


State or Other Place of Organization:               Missouri


Principal Business:                                 Insurance and investments


Address of Principal Business:                      Suite 404
                                                    135 North Meramec,
                                                    Clayton, Missouri 63105


Address of Principal Office:  Suite 404
                                                    135 North Meramec,
                                                    Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:           None


Civil Proceedings During Last 5 Years:              None

                                   Exhibit 2C


JAMES F. DIERBERG (Director and President of First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                       39 Glen Eagles Drive
                                                     St. Louis, Missouri 63124


Principal Occupation or Employment:                  Financial services


Name of Employer:                                    First Banks, Inc.


Principal Business:                                  Bank holding company


Address:                                             135 North Meramec,
                                                     Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:            None


Civil Proceedings During Last 5 Years:               None


Citizenship:                                         U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG    (Director,  Secretary  and  Treasurer  of  First  Securities
America, Inc.)


Residence or Business Address:                      39 Glen Eagles Drive
                                                    St. Louis, Missouri 63124


Principal Occupation or Employment:                 Housewife


Criminal Proceedings During Last 5 Years:           None


Civil Proceedings During Last 5 Years:              None


Citizenship:                                        U.S.A.